Childwise International LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-6,036.30
Adjustments to reconcile Net Income to net cash provided by operations:	
line of credit to ChinaWise	-19,300.00
Net cash provided by Operating Activities	-25,336.30
FINANCING ACTIVITIES	
Member 1 Draws	-2,000.00
Net cash provided by Financing Activities	-2,000.00
Net cash increase for period	-27,336.30
Cash at beginning of period	32,512.00
Cash at end of period	**5,175.70**